

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04006928

January 28, 2004

John E. Besser
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108-3194

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-28-2004

Re: HRPT Properties Trust
Incoming letter dated December 22, 2003

Dear Mr. Besser:

This is in response to your letters dated December 22, 2003 and January 21, 2004 concerning the shareholder proposal submitted to HRPT by Mark Latham. We also have received a letter from the proponent dated January 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Latham, Ph.D.
The Corporate Monitoring Project
177 Telegraph Road #302
Bellingham, WA 98226

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

http://www.skadden.com

DIRECT DIAL
(617) 573-4893
DIRECT FAX
(617) 573-4822
EMAIL ADDRESS
JBESSER@SKADDEN.COM

December 22, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by Mark Latham

Ladies and Gentlemen:

We are writing on behalf of our client, HRPT Properties Trust, a Maryland real estate investment trust ("HRPT" or the "Company"), and hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), HRPT excludes a proposal (the "Proposal") submitted by Mark Latham (the "Proponent") from the Company's proxy materials for the 2004 Annual Meeting of Stockholders (the "Proxy Materials").

In accordance with Rule 14a-8(j), we are furnishing you with six copies of (1) this letter which outlines HRPT's reasons for excluding the Proposal from its Proxy Materials and (2) the Proponent's letter setting forth the Proposal, including the attachments thereto. We also are sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials. HRPT plans to file its definitive Proxy Materials with the Commission on or after March 31, 2004. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

The Proposal

The Proposal is nearly word for word the same as proposals previously submitted by the same Proponent to SONICblue Inc. and Fleetwood Enterprises, Inc. (the "Identical Proposals") and which the SEC has already considered. See SONICblue Inc. (March 23, 2001) ("SONICblue") and Fleetwood Enterprises, Inc. (April 24, 2002) ("Fleetwood").

The Proponent submitted his Proposal for presentation at HRPT's next annual meeting by letter dated November 26, 2003. The Proposal requests that the Board allow the stockholders annually to select the Company's independent auditors. In SONICblue and Fleetwood, the Staff granted the company's request for no-action advice stating that the Identical Proposals could be omitted under Rule 14a-8(i)(7). As was the case with SONICblue, Inc. and Fleetwood Enterprises, Inc., HRPT believes that the Proposal at issue may be omitted from its Proxy materials, or if included it should be modified, based on the following reasons, as more fully discussed below:

1. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to HRPT's ordinary business operations;

2. Rule 14a-8(i)(1), because the Proposal concerns a subject upon which stockholders may not properly take action under the laws of the State of Maryland, HRPT's state of organization;

3. Rule 14a-8(i)(3), because the Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9; and

4. Rule 14a-8(i)(3), because the Proposal incorporates irrelevant information that is materially false and misleading under Rule 14a-9.

Reasons for Omission of the Proposal

1. The Proposal deals with a matter relating to HRPT's ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7).

HRPT may exclude the Proposal pursuant to Rule 14a-8(i)(7), which permits the omission of proposals that deal with matters relating to the company's ordinary business operations. As described above, the Proposal at issue is identical to the proposals submitted by this same Proponent in SONICblue and Fleetwood. The Staff granted the registrants' no-action requests in SONICblue and Fleetwood providing that the registrants had a basis for excluding the Identical Proposals, as a matter "relating to [the companies'] ordinary business operations (i.e., the method of selecting independent auditors)." Accordingly, the Staff stated that it would not recommend enforcement action if the registrants omitted the Identical Proposals under Rule 14a-8(i)(7).

In several other no-action letters, the Staff has affirmed that the method of selecting independent auditors is a matter relating to a company's ordinary business operations. See Community Bancshares, Inc. (March 15, 1999) (proposal requesting that the company's bylaws be amended to require that its independent auditors be a regional or national certified accounting firm and be selected by an independent audit committee); Excalibur Technologies Corporation (May 4, 1998) (proposal requesting that the appointment of independent auditors be subject to stockholder approval); LTV Corp. (December 22, 1997) (proposal requesting that the board disclose certain financial information of the company's auditors in the proxy statement); Occidental Petroleum Corporation (January 22, 1997) (proposal requesting that the board provide information regarding the financial capacity of the company's independent auditors to pay claims for malpractice, negligence and fraud in the proxy statement); Transamerica Corporation (March 8, 1996) (proposal requiring new auditors every four-years).

HRPT respectfully submits that the responsibility of selecting its independent auditors is a matter of the Company's ordinary business. Such responsibility rests in the hands of HRPT's board of trustees (the "Board") in managing the business and affairs of the Company. In carrying out its responsibilities, HRPT has established an independent audit committee (the "Audit Committee") which has authority to recommend selection of, evaluate and, if appropriate, recommend removal of the Company's independent auditors. Further, HRPT has adopted an Audit Committee Charter (the "Charter") that details the qualifications for membership of the Committee, including independence and financial literacy, and specifically defines the detailed responsibilities of the members, including reviewing the independence and performance of the Company's auditors. Because of the need to evaluate these and other factors, and because of the expertise and independence HRPT requires of those directors who perform that evaluation, it is reasonable and appropriate that the selection of the Company's independent auditors fall within the purview of the Board and the Audit Committee as part of the Company's ordinary business operations.

In addition, under NYSE Rule 303.01, the Company's Audit Committee must consist of at least three directors who are independent of the Company's management and who must be financially literate. NYSE Rule 303.01 also requires each U.S.-listed company to adopt a written audit committee charter which must specify that, among other matters, (i) the outside auditors are ultimately accountable to the board of directors and the audit committee, (ii) the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditors is vested in the board and audit committee, and (iii) the audit committee will ensure that the outside auditors periodically provide formal written statements regarding all relationships with the company--whereby the audit committee will then review such statements and open up a dialogue with the outside auditors regarding all such disclosed relationships or services that may impact the objectivity and independence of the company's outside auditors--and then make appropriate recommendations to the board in response to satisfy itself of the outside auditors' independence.

The NYSE audit committee provisions place ultimate responsibility for the selection of independent auditors on the board of directors and the audit committee. The Proposal at issue, contrary to the NYSE audit committee provisions and the Company's Declaration of Trust and Charter, allows "any qualified auditing firm" to "put itself on the ballot," as stated in paragraph 3 of the Proposal. Therefore, the Proposal, if adopted, would conflict with the Board and the Audit Committee's conduct of ordinary business operations, including overseeing, removing, selecting or recommending auditors, as required under NYSE Rule 303.01 and the Company's Declaration of Trust and Charter.

2. Under Maryland law, the Proposal is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

In addition, HRPT may omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(1) which permits the omission of a stockholder proposal that is not a proper subject for stockholder action under the laws of the company's state of incorporation. The Proposal, if adopted, would mandate that the stockholders annually elect the Company's independent auditors and thereby improperly intrudes upon the Board's authority.

The Note to Rule 14a-8(i)(1) states that some proposals are not considered proper under state law if they would be binding on the company if approved by stockholders. The Staff has interpreted this position to mean that the board may have exclusive discretion in corporate matters, unless a specific provision in a state's corporate code or in the corporation's charter or bylaws states otherwise. See Securities and Exchange Act Release No. 34-12999 (November 22, 1976); see also Pay Less Drug Stores (April 11, 1975) (proposal may be omitted where California Corporations Code does not specifically provide for stockholder decisions regarding selection of the company's independent auditors).

HRPT is a Maryland real estate investment trust ("REIT"). No provision in HRPT's bylaws, its Declaration of Trust, or the Real Estate Investment Trusts Title of Maryland Corporation Law (the "MD REIT Law") vests the stockholders with the power to select the Company's independent auditors. To the contrary, Section 301(9) of the MD REIT Law provides that "a real estate investment trust has the power to elect or appoint trustees, officers, and agents of the trust for the period of time the declaration of trust or bylaws provide, define their duties, and determine their compensation." HRPT's bylaws specifically provide that the business and affairs of the Company shall be managed under the direction of the Board.

The Staff has previously affirmed the position that, where a state's corporate code: (i) vests the company with the power to choose corporate agents and (ii) provides that the board shall, subject to the company's articles or bylaws, have the corporate power to control the company's business and affairs--a company is then permitted to exclude a stockholder proposal that deals with the method of selecting its independent auditors as an encroachment on the board's authority. See Pay Less Drug Stores (April 11, 1975) (citing from the California Corporations Code). In a no-action letter issued to Pay Less Drug Stores, the Staff stated that it would not recommend enforcement action if the company excluded a stockholder proposal that provided for an individual stockholder nominating the company's auditors. The Staff took the position that there was some basis for excluding the proposal in Pay Less Drug Stores as not a proper subject for stockholder action under California law. The MD REIT Law permits a REIT to define the powers of its Board and HRPT's bylaws dictate that the Board will manage the business and affairs of the Company, creating an allocation of corporate duties substantively identical to that contemplated by the provisions of California's Corporations Code cited in Pay Less Drug Stores. Similar to Pay Less Drug Stores, the Proposal at issue contravenes Maryland law and is thus not a proper subject for stockholder action.

We respectfully submit that absent any provision in the MD REIT Law, HRPT's bylaws or its Declaration of Trust, the Board holds the exclusive power to select its independent auditors.

3. The Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9 and, therefore, may be excluded under Rule 14a-8(i)(3).

HRPT also may exclude the Proposal pursuant to Rule 14a-8(i)(3) which provides for the omission of proposals that are contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has previously taken the position that proposals deemed vague and indefinite are misleading under Rule 14a-9 and, therefore, excludable under Rule 14a-8(i)(3).

In a no-action letter issued to Connecticut Natural Gas Corporation (November 29, 1993), the Staff granted the registrant's request for no-action advice with respect to its decision to exclude a stockholder's proposal because the proposal was ambiguous as to the criteria for selection of the auditors, the voting process by which the auditors should be chosen, and the effect the proposal would have on the board in the event of an affirmative vote. In Connecticut Natural Gas Corporation, the stockholder proposal did not address or set any standards for the selection of auditors, and further, it failed to provide rules for the voting process.

Similarly, the Proposal at issue is vague and indefinite as to both the standards for selecting auditors and voting procedures. The Proposal fails to provide any criteria for the selection of auditors or provide for the manner in which auditors might appear on the ballot. Rather, the Proponent states merely that any "qualified" accounting firm could place itself on the ballot. HRPT's business requires the services of an accounting firm with sophisticated knowledge and experience. The Proposal fails to define or address what "qualified" entails and whether "qualified" includes only members of the "big three" accounting firms or whether any accounting firm would suffice. Additionally, the Proposal is unclear whether, in order for an accounting firm to be "qualified," if it would first be subject to evaluation by the Company's Audit Committee. If not, the Company would not be in compliance with NYSE Rule 303.01 or its Charter, as described above.

In addition, the Proposal fails to describe the voting process for selecting the independent auditors--particularly what would happen in the event that three or more accounting firms have placed themselves on the ballot. Under the Company's bylaws, stockholder action requires an affirmative vote of a majority of the shares cast at a meeting of stockholders, unless more than a majority is required. If there are three or more accounting firms on the ballot and no firm receives a majority of such votes, then any such selection would be invalid and would not constitute action by the stockholders. Thus, absent any other voting procedures, the Proposal could leave HRPT without any independent auditors.

The Company respectfully submits that the Proposal's deficiencies render the Proposal so vague and indefinite as to violate Rule 14a-9.

4. The Proposal includes reference to the Proponent's Web site as a source for additional information on the Proposal, but the Web site incorporates irrelevant information that is materially false and misleading under Rule 14a-9 and, therefore, reference to the Web site may be excluded under Rule 14a-8(i)(3).

The Proponent includes his Web site address, "corpmon.com," in the supporting statement to the Proposal as a source for additional information. The Staff has indicated that a Web site which is referenced in a proposal or supporting statement and provides irrelevant information that is materially false or misleading or otherwise contravenes the proxy rules may be excluded under Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14, Questions and Answers C.2.b. and F.1. (July 13, 2001).

The Proponent's Web site includes information that is entirely irrelevant to the Proposal and that impermissibly expands on its scope. Specifically, a substantial portion of the Proponent's Web site, as of December 15, 2003, addresses proposals regarding the use of proxy advisory firms, which bear no relation to the subject matter of the Proposal. In this regard, the Proponent discusses stockholder voting alternatives, voting system reforms and the use of proxy advisory firms in connection therewith. In addition, the Proponent's Web site is false and misleading by providing a link to an article entitled "SEC Clarifies Position on Auditor Independence Resolution." The author of the article asserts that the Staff's position regarding stockholder proposals that seek to prohibit auditing firms from providing non-audit services, as discussed and distinguished above, implicates a change in the Staff's position regarding proposals similar to the Proponent's in SONICblue and thus the Proposal at issue. In addition, the Proponent's Web site discusses his "Pre-IPO" initiative for the start of new companies and further provides several personal links, including his resume. Again, none of the additional information provided at the Proponent's Web site is relevant to the subject matter of the Proposal. Instead, the information provided at the Proponent's Web site is, at best, only topically related to auditors, generally, but substantively irrelevant to the matter of the selection of auditors by stockholders, and reference to the Web site as a source of information on the Proposal is thereby more likely to confuse and mislead stockholders who view the Web site. Reference to the Proponent's Web site in general, and specifically as a source for additional information on the Proposal, contravenes the proxy rules by being materially false and misleading as to the subject matter of, and reasons supporting, the Proposal. Finally, because the Proponent's Web site is subject to change at his whim, the information provided at the Web site could be altered in the future to present additional and different information while his Proposal is under consideration by Company stockholders, thus enabling the Proponent to further expand the scope of the Proposal and its supporting statement.

We respectfully submit that because the Proponent's Web site includes and discusses information that is irrelevant to the subject matter of the Proposal, is likely to confuse stockholders and is subject to change by the Proponent, reference to it in the Proposal violates Rule 14a-9's prohibition against false and misleading statements in proxy soliciting materials. For these reasons reference to the Web site should be excluded from the Proposal in any event.

Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted from HRPT's 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you before the issuance of your response. If you have any questions regarding this request or require any additional information, please contact me at (617) 573-4893.

Very truly yours,



John E. Besser

Enclosure(s)

cc: Mr. Mark Latham

Ms. Jennifer Clark, HRPT Properties Trust

Mark Latham
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be travelling.
Phone: (360) 395-7007
Web: www.corpmon.com

November 26, 2003

BY FEDEX AND FAX TO:
Mr. John C. Popeo, Secretary
HRPT Properties Trust
400 Centre Street
Newton, MA 02458
USA
Phone (617) 332-3990
Fax (617) 332-2261

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the HRPT Properties Trust year-2004 statement.

As confirmed in the enclosed letter from my broker, I have owned 1500 shares of HRPT Properties Trust stock for at least one year through today. I intend to maintain this ownership through the date of the next annual shareowners' meeting. The stock price has been above $5 for the past year, so this easily exceeds the $2000 minimum requirement for submitting a shareowner proposal.

For timely receipt because I may be traveling, please contact me by fax or email with any correspondence regarding this proposal. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226.

Sincerely,



Mark Latham

AUDITOR INDEPENDENCE BY SHAREOWNER VOTE

WHEREAS auditor independence of management helps guarantee the integrity of financial statements;

WHEREAS auditor selection by management may compromise auditor independence of management;

THEREFORE HRPT Properties Trust shareowners request the Board of Trustees to have the auditor selected annually by shareowner vote. To insulate auditor selection from influence by HRPT Properties Trust management, any qualified auditing firm could put itself on the ballot. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the first such vote at the year-2005 shareowner meeting.

Supporting Statement:

Wall Street Journal, January 15, 2002:

> **"The accounting industry is in urgent need of reform.**
>
> The Enron fiasco is only the latest in a string of episodes involving Big 5 accounting firms in which outside auditors repeatedly blessed questionable financial maneuvers – until companies' fortunes collapsed under mountains of previously undisclosed debt and phony profits."

The Economist, October 28, 2000:

> "There is plenty of evidence that financial statements often fail to come up to scratch. The number of companies restating their accounts—never in ways that make them appear healthier—has been rising so fast as to have become almost commonplace. Well-known firms whose audited profits shrunk in a restatement include Waste Management, Sunbeam and CUC International, during its merger with Cendant. Investors have lost billions of dollars, and much of their faith in auditors."

In the current system, management chooses the auditor, and shareowners merely rubber-stamp that choice. Under this proposal however, shareowners would choose (by vote) among several auditing firms competing for the position. This would encourage auditors to build their reputations in the eyes of investors rather than in the eyes of management, creating new pressure for higher standards. Investors could decide how important auditor independence is to them, and how it should be assessed.

The average investor may seem ill-equipped to make such assessments on her own. But she would not make them on her own. She would benefit from consensus-building discussion by the entire investment community, including proxy advisory firms. It is much easier to assess reputations of auditors than of board members, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years.

As with other voting matters, management would presumably make a recommendation on which auditor to choose. Even if the management-recommended auditor is never voted out, a rising percentage of opposition votes would provide a healthy early warning to the auditor, that its reputation is slipping and corrective action is required.

This is not to imply that there are accounting biases at HRPT Properties Trust in particular, but no one knows when and where problems may occur. This proposal would create a competitive market for auditor reputation. Investors would gain the power and flexibility to determine standards of auditing services that best meet their needs.

Further information on this proposal is on the worldwide web at www.corpmon.com .


AMERITRADE

November 26, 2003

Mr. Mark Latham
177 Telegraph Road, #302
Bellingham, WA 98226

VIA FACSIMILE – (360) 395-7007

Re: HPRT Properties Trust (Ticker symbol HRP) shares held in Ameritrade Account 873-129005

To Whom It May Concern:

Pursuant to your request, received via facsimile dated November 24, 2003, this letter serves as confirmation that Mark Latham has continuously owned 1500 shares of HPRT Properties Trust (Ticker HRP) in his Ameritrade Account 873-129005 for a period greater than one year as of November 26, 2003.

If I can be of further assistance in this matter, please contact me directly at (402) 970-9704.

Sincerely,



Heath Nopens
Compliance Analyst
Ameritrade Holding Corp.

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (360) 395-7007
Web: www.corpmon.com

January 7, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to HRPT Properties Trust**

Ladies and Gentlemen:

I am writing in response to the December 22, 2003 letter (the "HRPT Letter") submitted to the Commission by Mr. John E. Besser on behalf of HRPT Properties Trust ("HRPT" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2004 annual meeting a shareowner proposal (the "Proposal") submitted by me. The Proposal would request the Company's Board of Trustees to have the auditor selected annually by shareowner vote.

The HRPT Letter cites Rules 14a-8(i)(7) ('ordinary business'), 14a-8(i)(1) ('improper under state law') and 14a-8(i)(3) ('vague, indefinite, irrelevant') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(7) -- 'ordinary business'

As the HRPT Letter points out, the Proposal is essentially the same as those I submitted to SONICblue and Fleetwood in recent years. While I am sensitive to the cost of time for all those involved in this proposal review process, I would like to request that the SEC staff reconsider this question based on fundamental principles rather than simply following precedents.

Those fundamental principles are articulated in SEC Release No. 34-40018 (May 21, 1998), from which I quote these three passages:

1. "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

2. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of

suppliers."

3. "The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

When considering whether auditor selection by shareowner vote is practicable, it is helpful to compare those matters which are typically decided by shareowner vote now. These include director elections (occasionally contested), approval of the board's chosen auditor, approval of management compensation plans, and approval of mergers. While these are all complex matters for shareowners to decide, their decision process is made feasible by a combination of disclosure and professional advice.

In particular, the board makes voting recommendations to shareowners, and independent voting advice is available from such organizations as Institutional Shareholder Services. If shareowners have a choice of auditors, such systems of disclosure and advice would support that decision process too. The board would no doubt recommend the auditor it considers best. Shareowners are already called upon to consider auditor quality when they vote on ratification of a board's chosen auditor, so auditor quality assessment by shareowners is demonstrably practicable.

Furthermore, choosing among auditors is more practicable than choosing among directors, which shareowners must do in our current system, especially in the occasional contested election. An individual director candidate does not have a business track record anywhere near as extensive as that of a large auditing firm. An extensive track record enables the financial community to more accurately assess the quality of business services provided, thus determining the auditing firm's brand reputation. The limited number of large auditing firms also makes it feasible to communicate their brand reputations to voting shareowners.

This is similar to the way personal computer brand reputations are assessed and communicated, so that the average consumer can buy a good computer without being a computer expert. There are too many directors in the USA for such a brand reputation system to help shareowners choose which directors to vote for. As a result, director elections do not create an effective link between directors' interests and shareowners' interests.

Of course, just because something is practicable does not necessarily mean it is desirable. Shareowners may decide they do not want to choose the auditor, and may thus vote against the Proposal. That is a question of the Proposal's merits, on which by SEC policy the staff does not give an opinion. But auditor selection by shareowners can reasonably be expected to increase management accountability, thus improving corporate governance and stock returns.

Rule 14a-8(i)(1) -- 'improper under state law'

Maryland law allows the Board to amend HRPT's bylaws. Thus if HRPT shareowners request the Board to let them elect the auditor, the Board can amend HRPT's bylaws to permit this. Therefore the Proposal does not request any action contrary to Maryland law.

Rule 14a-8(i)(3) -- 'vague, indefinite, irrelevant'

The HRPT Letter claims that the Proposal is vague and indefinite, comparing it with a proposal to Connecticut Natural Gas Corporation (November 29, 1993) (the "CNGC Proposal"). Although the subject matter is similar, in terms of vagueness these two proposals are as different as night and day. Here is the entire text of the CNGC Proposal:

> "I am formally requesting the following proposal be included on the proxy statement:
>
> FROM: Proposal to approve the appointment of Arthur Andersen & Co. as auditors for the fiscal year. . .
>
> TO: Proposal to approve the appointment of one of the following public accounting firms (choice of three) as auditors for the fiscal year.
>
> ††††† Option One or
>
> ††††† Option Two or
>
> ††††† Option Three"

As Connecticut Natural Gas Corporation's counsel pointed out: "The Proposal does not set forth any proposed resolution for adoption by shareholders. It does not contain any supporting statement, nor does it request that any supporting statement be included in the Company's proxy materials. It simply requests that the quoted text be included in the Company's proxy statement distributed in connection with the 1994 Annual Meeting."

By contrast, my Proposal sets forth a proposed resolution for adoption by shareholders, and contains a supporting statement.

Understandably, the Commission did not object to exclusion of the CNGC Proposal, responding: "There appears to be some basis for your view that the proposal may be omitted from the proxy materials in reliance on rule 14a-8(c)(3) because the submission is vague and indefinite." However, the HRPT Letter's claim that "the Staff granted the registrant's request ... because the proposal was ambiguous as to the criteria for selection of the auditors, the voting process by which the auditors should be chosen, and the effect the proposal would have on the board as a result of an affirmative vote" has no basis in the no-action letter for the words I have underlined.

Regarding the HRPT Letter's specific objections to my Proposal: Because it is precatory, my Proposal allows the Company's Board of Directors discretion in implementing it. Thus the Board can determine which accounting firms are qualified, but are requested not to limit shareowner choice beyond that.

The HRPT Letter is right to point out that the balloting rules are important and must be determined. The Board is capable of specifying them appropriately. For example, a well known and effective way of determining a majority winner when there are multiple candidates is to let each voter rank the candidates, indicating first, second, third choice and so on.

Rule 14a-8(i)(3) ('false and misleading' re website reference)

The HRPT letter complains that the website referenced in the Proposal's supporting statement (www.corpmon.com) includes information irrelevant to the Proposal. However, the supporting statement also references the January 15, 2002 issue of the *Wall Street Journal*, which also includes information irrelevant to the Proposal. It is normal for a website and for a newspaper to cover a range of topics. This is not misleading, because readers know how to identify the relevant parts. At www.corpmon.com, the relevant parts are clearly identified on the home page by links labelled "HRPT Properties" and "Auditor Independence". The ability to have a computer search for specific words and phrases makes finding desired information even easier in this electronic medium.

Any website can change its contents over time; that is the nature of the medium. But the Commission staff (e.g. in Legal Bulletin No. 14, July 13, 2001) has not deemed this to be sufficient reason for excluding website references from shareowner proposals. One way to alleviate some of the concerns expressed in the HRPT Letter is to create a link from the referenced website to HRPT's website, thus enabling HRPT's Board to present its side of the debate to readers browsing through. In fact, I have included such a link to HRPT's website.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the HRPT Letter regarding exclusion of the Proposal from the HRPT proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226, USA. (I recently moved from San Francisco.)

Very truly yours,



Mark Latham

cc: Mr. John E. Besser

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

http://www.skadden.com

January 21, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by
Mark Latham to HRPT Properties Trust

Ladies and Gentlemen:

On December 22, 2004, we responded to Mr. Latham's Rule 14a-8 proposal to HRPT Properties Trust noting in particular that he had made the same proposal on two previous occasions and both times the staff determined that it was not necessary to include the proposal in the applicable company's proxy statement. Mr. Latham responded to our comments by letter dated January 7, 2004.

In the interests of bringing this matter to a prompt resolution, unless the staff requests additional comments from us, we do not intend to respond to Mr. Latham's January 7th letter.

Very truly yours,



John E. Besser

cc: Mr. Mark Latham

Ms. Jennifer Clark, HRPT Properties Trust

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

http://www.skadden.com

FIRM/AFFILIATE OFFICES

CHICAGO
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

January 21, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by
Mark Latham to HRPT Properties Trust

Ladies and Gentlemen:

On December 22, 2004, we responded to Mr. Latham's Rule 14a-8 proposal to HRPT Properties Trust noting in particular that he had made the same proposal on two previous occasions and both times the staff determined that it was not necessary to include the proposal in the applicable company's proxy statement. Mr. Latham responded to our comments by letter dated January 7, 2004.

In the interests of bringing this matter to a prompt resolution, unless the staff requests additional comments from us, we do not intend to respond to Mr. Latham's January 7th letter.

Very truly yours,



John E. Besser

cc: Mr. Mark Latham
Ms. Jennifer Clark, HRPT Properties Trust

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

http://www.skadden.com

January 21, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by
<u>Mark Latham to HRPT Properties Trust</u>

Ladies and Gentlemen:

On December 22, 2004, we responded to Mr. Latham's Rule 14a-8 proposal to HRPT Properties Trust noting in particular that he had made the same proposal on two previous occasions and both times the staff determined that it was not necessary to include the proposal in the applicable company's proxy statement. Mr. Latham responded to our comments by letter dated January 7, 2004.

In the interests of bringing this matter to a prompt resolution, unless the staff requests additional comments from us, we do not intend to respond to Mr. Latham's January 7th letter.

Very truly yours,



John E. Besser

cc: Mr. Mark Latham
Ms. Jennifer Clark, HRPT Properties Trust

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

http://www.skadden.com

FIRM/AFFILIATE OFFICES

CHICAGO
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

January 21, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by Mark Latham to HRPT Properties Trust

Ladies and Gentlemen:

On December 22, 2004, we responded to Mr. Latham's Rule 14a-8 proposal to HRPT Properties Trust noting in particular that he had made the same proposal on two previous occasions and both times the staff determined that it was not necessary to include the proposal in the applicable company's proxy statement. Mr. Latham responded to our comments by letter dated January 7, 2004.

In the interests of bringing this matter to a prompt resolution, unless the staff requests additional comments from us, we do not intend to respond to Mr. Latham's January 7th letter.

Very truly yours,



John E. Besser

cc: Mr. Mark Latham
Ms. Jennifer Clark, HRPT Properties Trust

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

http://www.skadden.com

January 21, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by
Mark Latham to HRPT Properties Trust

Ladies and Gentlemen:

On December 22, 2004, we responded to Mr. Latham's Rule 14a-8 proposal to HRPT Properties Trust noting in particular that he had made the same proposal on two previous occasions and both times the staff determined that it was not necessary to include the proposal in the applicable company's proxy statement. Mr. Latham responded to our comments by letter dated January 7, 2004.

In the interests of bringing this matter to a prompt resolution, unless the staff requests additional comments from us, we do not intend to respond to Mr. Latham's January 7th letter.

Very truly yours,



John E. Besser

cc: Mr. Mark Latham

Ms. Jennifer Clark, HRPT Properties Trust

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: HRPT Properties Trust
Incoming letter dated December 22, 2003

The proposal requests that HRPT select its independent auditor annually by shareowner vote.

There appears to be some basis for your view that HRPT may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if HRPT omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which HRPT relies.

Sincerely,



Grace K. Lee
Special Counsel